Exhibit 8
January 25, 2007
Board of Directors
TIB Financial Corp
Naples, Florida
Board of Directors
The Bank of Venice
Venice, Florida

Re:	Certain federal income tax consequences of the Agreement and Plan of Merger by and among The Bank of Venice, TIB Financial Corp, and TBV Interim Bank.
Dear Sir(s):
You have requested our opinion with respect to certain federal income tax consequences of the proposed acquisition of The Bank of Venice (“Bank”), a Florida state chartered bank, by TIB Financial Corp. (“TIB”), a corporation organized and existing under the laws of the State of Florida, pursuant to the merger (the”Merger”) of TBV Interim Bank (“TIB-SUB”), an interim banking corporation and wholly owned subsidiary of TIB, with and into Bank pursuant to the Plan of Merger and Merger Agreement (the “Agreement”) dated as of the 13th day of November, 2006.
The Agreement provides that TIB and Bank shall receive a tax opinion regarding certain federal income tax consequences of the proposed acquisition. In rendering this opinion we have received and relied upon certain written representations of Bank and TIB related to the transactions (“Representations”). We have made such inquiries and have examined such representations, documents and records, including the Agreement, as we have deemed appropriate for the purpose of this opinion. We will rely upon the statements of fact contained in the examined documents, particularly the Agreement. We also have assumed the authenticity of all signatures, the legal capacity of the signatories and the conformity to the originals of all documents submitted to us as copies. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement. We have assumed that the transaction will be consummated strictly in accordance with the terms of the Agreement. The Agreement (including exhibits) and the Form 8-K dated November 14, 2006 filed with the Securities and Exchange Commission contain detailed descriptions of the parties to the acquisition
PROPOSED TRANSACTION
Subject to and upon the terms and conditions of the Agreement and under the applicable laws of the State of Florida, TIB-SUB will merge with and into Bank, the separate existence of TIB-SUB shall cease, and Bank will continue as the surviving corporation. Upon completion of the Merger, Bank will continue its banking operations and it will operate under the name The Bank of Venice. For the reasons set forth in the Agreement, the Board of Directors of TIB has concluded that the Merger is in the best interests of TIB

Board of Directors
TIB Financial Corp.
The Bank of Venice
January 25, 2007

and its shareholders, and the Board of Directors of Bank have concluded that the Merger is in the best interests of Bank and its shareholders.
At the Merger Effective Time, the Merger shall have the effects specified in Section 658.45 of the FFIC. All assets of TIB-SUB, as they exist at the Effective Time, shall pass to and vest in the Bank without any conveyance or other transfer, and the Bank shall be considered the same business and corporate entity as each constituent financial institution with all the rights, powers, and duties of each constituent financial institution, and the Bank shall be responsible for all the liabilities of every kind and description of each of the financial institutions existing as of the Effective Time.
Each share of Bank Common Stock (excluding shares held by any Bank Company, other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.4 of the Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive: (i) that number of shares of TIB Common Stock determined by dividing eighteen dollars ($18.00) cash by the Average Quoted Price and rounding to the fourth decimal place (as such may be adjusted pursuant to Section 3.2 of the Agreement, the “Exchange Ratio”); provided that, subject to the election rights set forth in Section 3.1(c), of the Agreement each holder of Bank Common Stock shall have an opportunity to elect to receive cash consideration for up to 10% of such holder’s shares of Bank Common Stock in lieu of receiving TIB Common Stock for such shares, plus (ii) the Net Income Per Share Amount. Notwithstanding the foregoing, if the Average Quote Price is equal to or less than sixteen dollars and fifty cents ($16.50), then the Exchange Ratio shall become fixed at 1.0909 shares of TIB Common Stock for each share of Bank Common Stock, and if the Average Quoted Price is equal to or greater than $18.50, then the Exchange Ratio shall become fixed at 0.9730 shares of TIB Common Stock for each share of Bank Common Stock. If the Average Quoted Price shall be greater than twenty dollars ($20.00), then TIB may, and if the Average Quoted Price shall be less than fifteen dollars ($15.00), then Bank may, at any time during the period commencing on the Determination Date and ending at the close of business five (5) business days thereafter, terminate the Agreement pursuant to Section 10.1(1) thereof.
No certificates or scrip representing fractional shares of TIB Common Stock shall be issued upon the surrender of certificates for exchange; no dividend or distribution with respect to TIB Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of TIB. In lieu of any such fractional share, TIB shall pay to each former stockholder of Bank who otherwise would be entitled to receive a fractional share of TIB Common Stock an amount in cash (without interest) determined by multiplying (a) the Average Quoted Price by (b) the fraction of a share of TIB Common Stock to which such holder would otherwise be entitled. Dissenting shareholders of Bank will receive cash in an amount equal to the fair value of the shares.
Each of the shares of Bank held by any Bank Company, other than in a fiduciary capacity or as a result of debts previously contracted shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefore. At the Effective Time, all outstanding and unexercised options to purchase Bank Common Stock pursuant to the Bank Stock Option Plan (each, a “Bank Option”) will cease to represent an option to purchase Bank Common Stock and will be converted automatically into options to purchase TIB Common Stock pursuant to the terms set forth in the Agreement.

Board of Directors
TIB Financial Corp.
The Bank of Venice
January 25, 2007

OPINION
Solely based on our understanding of the foregoing facts, the Representations, and our consideration of such other questions as we have deemed necessary or appropriate for such purposes, and based on the assumption that the proposed Merger is consummated in accordance with the terms of the Agreement, we are of the opinion that, under current United States Federal income tax laws and regulations, including official interpretations thereof, in effect as of the date hereof:
(1)	The Merger will constitute a reorganization for Federal income tax purposes within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code of 1986, as amended (“Code”). TIB, TIB-SUB and Bank will each be a “party to a reorganization” as that term is defined in Code Section 368(b).

(2)	No gain or loss will be recognized by TIB, TIB-SUB or Bank in connection with the Merger. (Code Sections 361(a) and 1032(a))

(3)	A Bank shareholder who receives solely TIB Common Stock in exchange for all of such shareholder’s shares of Bank Common Stock pursuant to the Merger will not recognize gain or loss on the exchange (Code Section 354(a)(1)).

(4)	The gain, if any, realized by a Bank shareholder who receives both shares of TIB common stock (including any fractional share interest) and cash in exchange for their Bank common stock will be recognized. The gain recognized will be the lesser of (i) the excess of the sum of the amount of cash and the fair market value of common stock received over the shareholder’s adjusted basis in the stock surrendered or (ii) the amount of cash received by the shareholder (Code Sections 354(a)(1) and 356(a)(1)). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of gain recognized that is not in excess of the shareholder’s ratable share of undistributed earnings and profits will be treated as a dividend (Code Section 356(a)(2)). For purposes of determining whether a Bank shareholder’s receipt of cash has the effect of a distribution of a dividend, the Bank shareholder will be treated as if it first exchanged all of its Bank Common Stock solely in exchange for TIB Common Stock and then TIB immediately redeemed a portion of that stock for the cash the Bank shareholder actually received in the Merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the Bank shareholder if such receipt is, with respect to the Bank shareholders, “not essentially equivalent to a dividend” or “substantially disproportionate”, each within the meaning of Section 302(b) of the Code. No loss will be recognized by a Bank shareholder on the receipt of TIB common stock and cash in exchange for Bank common stock (Code Section 356(c)).

(5)	If a cash payment is received by a shareholder of Bank in lieu of a fractional share interest of TIB common stock, the cash payment will be treated as received by the shareholder as a distribution in redemption of that fractional share interest and will be treated as a distribution in full payment in exchange for the fractional share redeemed, subject to the provisions and limitations of Code Section 302. Revenue Ruling 66-365 (1966-2 CB 116).

(6)	The cash received by a shareholder of Bank in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of Bank common stock held by the

Board of Directors
TIB Financial Corp.
The Bank of Venice
January 25, 2007

shareholder, subject to the dividend provisions of Code Section 302. If the shareholder has no further connection with TIB or Bank after the Merger, the distribution would generally not be treated as a dividend. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the adjusted basis in the Bank common stock surrendered. Such gain or loss will be capital in nature if the Bank common stock was held as a capital asset pursuant to Code Section 1221. If the distribution is treated as a dividend, the shareholder will recognize ordinary income on the distribution, which may be eligible for a reduced tax rate if the shareholder meets certain holding period requirements.

(7)	The aggregate tax basis of the TIB common stock received by a Bank shareholder in exchange for Bank common stock will be the same as the aggregate tax basis of the Bank common stock that was exchanged therefore, decreased by the amount of cash received (other than cash received in lieu of fractional shares), and increased by any gain recognized on the exchange (Code Section 358(a)).

(8)	The holding period for the shares of TIB common stock received by a Bank shareholder will include the holding period for the Bank common stock exchanged in the Merger, provided the shares of Bank common stock were held as a capital asset at the Merger Effective Time (Code Section 1223(1)).

(9)	The tax basis of the assets of TIB-SUB held by Bank immediately after the Merger will be the same as the basis of such assets held by TIB-SUB immediately prior to the Merger (Code Section 362(b)).

(10)	The holding period of the assets of TIB-SUB held by Bank immediately after the Merger will include the period during which such assets were held by TIB-SUB immediately prior to the Merger (Code Section 1223(2)).
LIMITATIONS OF OPINION
Our opinion expressed herein is based solely upon current provisions of the Code, including applicable regulations thereunder, and current judicial and administrative authority. Any future amendment to the Code or applicable regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged. Tax consequences under state, local or foreign laws are not addressed.
Our opinion addresses only shareholders who are citizens or residents of the United States who hold their Bank Common Stock as a capital asset. Our opinion does not address all the tax consequences that may be relevant to particular Bank shareholders in light of their individual circumstances or to shareholders that are subject to special rules, including, without limitation, dealers in stocks or securities or foreign currencies, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax. In addition, our opinion does not address the tax consequences of the Merger to holders of Bank Stock Options.

Board of Directors
TIB Financial Corp.
The Bank of Venice
January 25, 2007

Our opinion is expressed only as to the matters we expressly set forth, and no opinion should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. Further, no opinion is expressed under the provisions of any of the other sections of the Code or Treasury Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the Merger which are not specifically covered by the opinion set forth above.
If any fact or assumption contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.
We hereby consent to the reference to Crowe Chizek and Company LLC under the heading “Federal Income Tax Consequences” in the Form S-4, Registration Statement under the Securities Act of 1933, and to the filing of this opinion as an exhibit thereto.
Respectfully submitted,
Crowe Chizek and Company LLC
Ft. Lauderdale, Florida